Exhibit 99.9

TrackPower Completes Compurace Transaction

New York, New York - Thursday, December 14, 2000, 10:16 AM EST TrackPower, Inc. (OTCBB: TPWR) announced today that it has signed the definitive Securities Purchase Agreement with all of the shareholders of Compurace, Inc. (Compurace), thereby acquiring all of the outstanding shares of Compurace.

TrackPower has acquired all of the outstanding shares of Compurace for three hundred thousand dollars in cash ($300,000), approximately 1.4 million common shares of TrackPower (fully restricted for one year), and 450,000 five-year warrants with an exercise price of $0.50 per share. The current managing partner has also agreed to a two-year contract to remain with the company.

Compurace, with its headquarters in Los Alamitos, California, is currently the market leader in providing video archiving and Internet broadcast services for racetracks. Their products are available both on kiosks at racetracks and on their fully operating Internet site www.compuraceinc.com. Compurace has both exclusive and non-exclusive replay and live broadcast agreements with their racetrack clients, which include major tracks from New York, California and Kentucky. Compurace also has forty-nine video kiosks located in major racetracks and Las Vegas casinos.

John G. Simmonds, Chairman and CEO of TrackPower, Inc. stated, "With the acquisition of Compurace complete, TrackPower has begun the process of positioning itself as an industry leader in providing interactive services to racetracks." Simmonds added, "In order to achieve our goals, TrackPower has embarked on an aggressive acquisition strategy. Management has identified a number of complimentary acquisitions, investments, and alliances that will allow TrackPower to provide a complete turnkey service offering to racetracks and gaming facilities."

TrackPower, Inc. is currently preparing to launch an enhanced interactive video and information service for horseracing in conjunction with Inetcable.com, Inc. Through its wholly owned subsidiary Compurace, Inc., TrackPower owns and operates a video archive and replay service for racetracks and casinos.

This release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties.

Contact:  J. Graham Simmonds
          VP, TrackPower, Inc.
          (905) 833-3838 ext. 352